03002823

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52983

RECEIVED FEB 21 2003 SEC MAIL PROCESSING SECTION WASH. D.C. 207

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sawtooth Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

910 W. Main #320
(No. and Street)

Boise (City) ID (State) 83702 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Scott Mecham 208-331-0767
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hein & Associates, LLP
(Name – *if individual, state last, first, middle name*)

717 17th Street, Suite #1600 Denver, CO 80202
(Address) (City) (State) (Zip Code)

CHECK ONE:

X Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Scott Mecham, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sawtooth Securities, LLC, as of December, 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JULIUS W. BASHAM III NOTARY PUBLIC STATE OF IDAHO

Signature

President/CEO
Title

EXP 03-20-2007
Notary Public

This report ** contains (check all applicable boxes):

- X (a) Facing Page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- X (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital.
- X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- X (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC MAIL PROCESSING
RECEIVED
FEB 21 2003
WASH, D.C. 207 SECTION

Sawtooth Securities, LLC

Financial Statements and Supplemental Schedules
For the Years Ended December 31, 2002 and 2001
Independent Auditors' Report And
Supplemental Report on Internal Control Structure

INDEX TO FINANCIAL STATEMENTS

PAGE

Independent Auditor's Report 2

Statements of Financial Condition – December 31, 2002 and 2001 3

Statements of Operations – For the Years Ended December 31, 2002 and 2001 4

Statements of Changes in Members' Equity (Deficit) – For the Period from January 1, 2001 through December 31, 2002 5

Statements of Cash Flows – For the Years Ended December 31, 2002 and 2001 6

Statements of Changes in Subordinated Borrowings – For the Period from January 1, 2001 to December 31, 2002 7

Notes to Financial Statements 8

Schedules:

I. Computation of Net Capital Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 10

II. Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 11

III. Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 12

Independent Auditor's Report on Internal Control 13

HEIN + ASSOCIATES LLP

Certified Public Accountants and Consultants

Denver • Houston • Dallas • Southern California

INDEPENDENT AUDITOR'S REPORT

Managing Members
Sawtooth Securities, LLC
Denver, Colorado

We have audited the accompanying statements of financial condition of Sawtooth Securities, LLC (the "Company") as of December 31, 2002 and 2001, and the related statements of operations, changes in members' equity (deficit), cash flows and changes in subordinated borrowings for the years then ended. The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of Sawtooth Securities, LLC, as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III of Sawtooth Securities, LLC, as of December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hein + Associates LLP

HEIN + ASSOCIATES LLP

Denver, Colorado
February 5, 2003

A member of
Moores Rowland International
an association of independent
accounting firms throughout
the world

717 17th Street, Suite 1600
Denver, Colorado 80202-3330
Phone **303-298-9600**
Fax 303-298-8118
www.heincpa.com

SAWTOOTH SECURITIES, LLC

STATEMENTS OF FINANCIAL CONDITION

	December 31, 2002	December 31, 2001
ASSETS		
ASSETS:		
Cash	$ 24,098	$ 69,980
Cash segregated under Rule 15c3-3	307	336
Deposits with clearing organizations (cash)	25,000	25,000
Commissions and fees receivable	8,853	4,939
TOTAL ASSETS	$ 58,258	$ 100,255
LIABILITIES AND MEMBERS' EQUITY (DEFICIT)		
LIABILITIES:		
Accounts payable and accrued expenses	$ 4,820	$ 2,826
Accrued interest	14,238	9,750
LINE-OF-CREDIT	25,000	25,000
SUBORDINATED BORROWINGS	237,250	125,000
Total liabilities	281,308	162,576
MEMBERS EQUITY (DEFICIT)	(223,050)	(62,321)
TOTAL LIABILITIES AND MEMBERS' EQUITY (DEFICIT)	$ 58,258	$ 100,255

See accompanying notes to these financial statements

SAWTOOTH SECURITIES, LLC

STATEMENTS OF OPERATIONS

	For the Years Ended December 31, 2002	2001
Operating Revenues:		
Commissions, clearing services, and other	$ 176,858	$ 51,324
Operating Expenses:		
Management fee	65,449	86,484
Commission	96,186	15,521
Interest	18,657	12,114
Other operating expenses	81,295	52,137
Total operating expenses	261,587	166,256
Net Loss	$ (84,729)	$ (114,932)

See accompanying notes to these financial statements

SAWTOOTH SECURITIES, LLC

STATEMENTS OF CHANGES IN MEMBERS' EQUITY (DEFICIT)

FOR THE PERIOD FROM JANUARY 1, 2001 THROUGH DECEMBER 31, 2002

	TOTAL
BALANCE, January 1, 2001	$ (33,389)
Capital contributions	86,000
Net loss	(114,932)
BALANCE, December 31, 2001	(62,321)
Capital contributions	24,000
Transfer to subordinated debt	(100,000)
Net loss	(84,729)
BALANCE, December 31, 2002	$ (223,050)

See accompanying notes to these financial statements

SAWTOOTH SECURITIES, LLC

STATEMENTS OF CASH FLOWS

	For the Years Ended December 31, 2002	2001
Operating Activities:		
Net loss	$ (84,729)	$ (114,932)
Adjustments to reconcile net loss to net cash used in operating activities:		
(Increase) decrease in operating assets:		
Receivables	(3,914)	(4,939)
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses	4,493	2,825
Accrued interest	14,239	9,750
Net cash used in operating activities	(69,911)	(107,296)
Financing Activities:		
Partnership capital contribution	24,000	86,000
Proceeds from subordinated borrowings	–	25,000
Advance on line-of-credit	–	25,000
Deposit with clearing organization	–	(25,000)
Cash segregated under Federal regulations	29	1,665
Net cash provided by financing activities	24,029	112,665
Net Increase (Decrease) in Cash	(45,882)	5,369
Cash, at beginning of year	69,980	64,611
Cash, at end of year	$ 24,098	$ 69,980
Supplemental Cash Flow Information:		
Cash paid for interest	$ –	$ 1,577
Transfer from equity to subordinated debt	$ 100,000	$ –

See accompanying notes to these financial statements

SAWTOOTH SECURITIES, LLC

STATEMENTS OF CHANGES IN SUBORDINATED BORROWINGS

FOR THE PERIOD FROM JANUARY 1, 2001 TO DECEMBER 31, 2002

SUBORDINATED BORROWINGS, January 1, 2001	$ 100,000
INCREASES:	
Issuance of subordinated notes	25,000
SUBORDINATED BORROWINGS, December 31, 2001	125,000
INCREASES:	
Payment of subordinated notes	(125,000)
Issuance of subordinated notes	237,250
SUBORDINATED BORROWING, December 31, 2002	$ 237,250

See accompanying notes to these financial statements

SAWTOOTH SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Organization and Nature of Operations – The financial statements present the accounts of Sawtooth Securities, LLC (the Company), a full-service brokerage house which comprises several classes of service, including principal transactions and agency transactions. The Company acts as an introducing broker and uses the services of an unaffiliated brokerage firm (clearing broker) to provide security clearance services and customer account maintenance. Pursuant to its agreement with the clearing broker, the Company is liable for amounts uncollected from customers introduced by the Company. The Company services a diverse group of institutional and individual investors throughout the United States.

Cash and Cash Equivalents – The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Securities Transactions – Proprietary and customer security transactions are generally recorded on trade date.

Use of Estimates – The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.

Income Taxes – No income tax provision is included in the accompanying financial statements, since the taxable income or loss of the Company is required to be reported in the income tax return of the members.

2. RELATED PARTY TRANSACTIONS:

Rent and management fees of $69,157 and $86,484 were paid in 2002 and 2001, respectively, to an officer for services provided in connection with management of the Company.

3. SUBORDINATED BORROWINGS FROM SHAREHOLDERS:

The borrowings under subordination agreements at December 31, 2002 and 2001 are as follows:

	2002	2001
Secured demand notes at 8% interest, due on April 30, 2005 and March 2004, respectively	$ 237,250	$ 125,000

As of December 31, 2002, there was accrued interest of $14,238 related to these secured demand notes. The subordinated borrowings and related accrued interest are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

4. **COMMITMENTS:**

Line-of-Credit – The Company has a line-of-credit with a bank bearing interest at the prime rate plus 1% (5.25% at December 31, 2002). The line-of-credit is subject to annual renewals in April of each year. Borrowings under the line-of-credit are collateralized by all rights, title and interest in all monies, instruments, savings, checking and other deposit accounts that are in the lender's custody and by all assets of the Company. It is also personally guaranteed by the members. The outstanding balance at December 31, 2002 and 2001 was $25,000.

5. **FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK:**

In the normal course of business, the Company's activities with customers (either its own or those of correspondents) involve the execution, settlement and indirect financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations.

6. **CONCENTRATION OF CREDIT RISKS:**

The Company's transactions are collateralized and are executed with and on behalf of customers. The Company's exposure to credit risk associated with the nonperformance of these customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customer's ability to satisfy their obligations to the Company.

7. **MINIMUM NET CAPITAL REQUIREMENT:**

Pursuant to the Uniform Net Capital requirements of the Securities and Exchange Commission under Rule 15c3-1, the Company is required to maintain a minimum net capital balance and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1, as defined under such rule at December 31, 2002. The Company had net capital of $28,131, which was $23,131 in excess of its required net capital of $5,000 and the ratio of aggregate indebtedness to net capital was 1.06 to 1.

SCHEDULE I

SAWTOOTH SECURITIES, LLC

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2002

COMPUTATION OF NET CAPITAL

MEMBERS' EQUITY (DEFICIT)	$ (223,050)
ADD:	
Subordinated borrowings and related accrued interest allowable in computation of net capital	251,488
NONALLOWABLE ASSETS	(307)
NET CAPITAL	$ 28,131
COMPUTATION OF AGGREGATE INDEBTEDNESS:	
Total aggregate indebtedness	$ 29,820
Percentage of aggregate indebtedness to net capital	106%
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 1,987
Minimum dollar net capital requirement	$ 5,000
Net capital requirement (greater of above amounts)	$ 5,000
Excess net capital	$ 23,131

The computation of net capital included in the Company's Form X-17A-5 (Focus Report, Part II) as of December 31, 2002 does not differ materially from the above presentation.

SCHEDULE II

SAWTOOTH SECURITIES, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2002

CREDIT BALANCES:	
Customer security accounts	$ –
Debit balances	–
Excess of total credits over total debits	$ –
RESERVE COMPUTATION:	
Amount required to be on deposit in the reserve bank account (105% of the excess of total credits over total debits)	$ –
Amount held on deposit in the reserve bank account	–
Amount of deposit in excess of requirement	$ –

The computation for determining the Company's reserve requirements in the Company's Form X-17A-5 (FOCUS Report, Part II), as of December 31, 2002 does not differ materially from the above presentation.

Amount on deposit is $307.

SCHEDULE III

SAWTOOTH SECURITIES, LLC

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2002

Customers' fully-paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3.	$	-0-
A. Number of items		None
2. Customers' fully-paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	$	-0-
A. Number of items		None
3. The system and procedure utilized in complying with the requirement to maintain physical possession or control of customers' fully-paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3.		Yes

HEIN + ASSOCIATES LLP

Certified Public Accountants and Consultants

Denver • Houston • Dallas • Southern California

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

February 5, 2003

Managing Members
Sawtooth Securities, LLC
910 W. Main St., Suite 320
Boise, ID 83702

Dear Sirs:

In planning and performing our audit of the financial statements of Sawtooth Securities, LLC (the Company) for the year ended December 31, 2002, on which we have issued our report dated February 5, 2003 we considered its internal control structure, including the procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e). We did not review the practices and procedures followed by the Company in complying with the requirements in making quarterly securities examinations, counts, verifications and comparisons as required by Rule 17a-13, because the Company did not hold any securities at December 31, 2002, or during the year then ended. We did not review the practices and procedures followed by the Company in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System and in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3, because the Company does not carry security accounts for customers.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

717 17th Street, Suite 1600
Denver, Colorado 80202-3330
Phone **303-298-9600**
Fax 303-298-8118
www.heincpa.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Yours truly,

Hein + Associates LLP

HEIN + ASSOCIATES LLP